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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

USANA HEALTH SCIENCES, INC.
(Name of Subject Company)

USANA HEALTH SCIENCES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90328M107
(CUSIP Number of Class of Securities)

Ronald S. Poelman
Chairman of the Special Committee
of the Board of Directors
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, UT 84120
(801) 954-7100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Robert M. Mattson, Jr.
Brandon C. Parris
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Item 1.    Subject Company Information.

  Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is USANA Health Sciences, Inc., a Utah corporation ("USANA" or the "Company"). The principal executive offices of the subject company are located at 3838 West Parkway Boulevard, Salt Lake City, Utah, and its telephone number is (801) 954-7100.

  Securities.

        The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock"). As of the close of business on June 11, 2008, there were 16,392,384 shares of Common Stock issued and outstanding. The Common Stock is traded on the NASDAQ Global Select Market ("Nasdaq") under the symbol "USNA."

Item 2.    Identity and Background of Filing Person.

  Name and Address.

        The name, business address and the business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above and incorporated into this Item 2 by reference.

  Tender Offer.

        This Statement relates to a tender offer by Unity Acquisition Corp. ("Purchaser"), a Utah corporation, disclosed in a Tender Offer Statement on Schedule TO, filed by the Purchaser with the Securities and Exchange Commission (the "SEC") on June 2, 2008 (as amended or supplemented from time to time, the "Schedule TO"), to purchase at a price of $26.00 per share (the "Offer Price"), in cash, all outstanding shares (the "Shares") of the Company's Common Stock not currently owned by the participants in the tender offer on the terms and subject to the conditions specified in the Offer to Purchase, dated June 2, 2008 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal", which together with the Offer to Purchase constitute the "Offer"). According to the Schedule TO, the Offer will expire at 12:00 midnight, New York City time, on Friday, June 27, 2008, unless the Offer is extended. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit 99.(a)(1)(A) and Exhibit 99.(a)(1)(B) to the Schedule TO, and are incorporated herein by reference.

        According to the Schedule TO, the Purchaser is a wholly-owned subsidiary of Gull-Unity Holding Corp. ("Holdco"), a Delaware corporation, which was organized by Gull Holdings, Ltd. ("Gull Holdings"), the majority shareholder of the Company. The Offer to Purchase identifies certain other Offer Participants (as defined below) who are participating in the Offer. In addition to Holdco and Gull Holdings, the Schedule TO identifies the following persons as "Offer Participants": Myron W. Wentz, Ph.D., David A. Wentz, Bryan Wentz, Annette Wentz, Jacquelyn R. Wentz, the Paul & Jane Meyer Family Foundation; Paul J. Meyer and his wife, Alice Jane Meyer; Centre Island Properties, Ltd.; Waco Boys Club Foundation, Inc.; L-K Marketing Group, LLC; and Beagle Irrevocable Asset Trust. Dr. Wentz is the Chairman and Chief Executive Officer of the Company and David Wentz is the Company's President. As indicated in the Schedule TO, the following relationships exist among the Offer Participants: Dr. Wentz is the father of David Wentz, Jacquelyn Wentz is the mother of David Wentz; Dr. Wentz is the uncle of Bryan Wentz; and Bryan Wentz and Annette Wentz are married. The Schedule TO indicates that Gull Holdings is an Isle of Man company ultimately owned by Dr. Wentz and that, as of May 28, 2008, the Offer Participants owned or controlled approximately 67.9% of the Company's Common Stock.

        According to the Schedule TO, among other conditions set forth in the Schedule TO, the Purchaser will not be required to accept for payment any validly tendered Shares and may terminate or amend the Offer as to any Shares not then paid for unless at the expiration of the Offer:

  •
  there has been validly tendered and not withdrawn at least a majority of the outstanding Shares that are not beneficially owned by the Offer Participants (the "Majority of the Minority Condition");

  •
  there has been validly tendered and not withdrawn a sufficient number of Shares in the Offer such that, after the Shares are purchased pursuant to the Offer, the Purchaser would own at least 90% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities with an exercise price less than the Offer Price) (the "Minimum Tender Condition"); and

  •
  there is availability of the financing arranged by the Purchaser to purchase the Shares on the terms and conditions set forth in the debt financing commitment or on terms and conditions that are no less favorable, in the aggregate, to the Purchaser, as determined in its reasonable judgment (the "Financing Condition").

        The Schedule TO also indicates that the Offer is conditioned upon the directors of the Company, other than Dr. Wentz, having indicated that they will resign from the board of directors of the Company upon acceptance of the Shares for payment by the Purchaser.

        The Schedule TO indicates that each of the foregoing conditions are for the sole benefit of the Purchaser and the Offer Participants and may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by the Purchaser in its reasonable discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer.

        The Schedule TO provides that if the conditions to the Offer are satisfied or waived and the Purchaser accepts for payment and pays for Shares in the Offer, the Purchaser will merge with and into the Company (the "Merger"), with the Company as the surviving corporation, and that in the Merger, each outstanding share of the Company's Common Stock, other than Shares held by the Offer Participants or by shareholders of the Company who perfect dissenters' rights under Utah corporate law, will be converted into the right to receive an amount in cash equal to the Offer Price.

        With respect to all information contained in this Statement or incorporated herein by reference concerning the Purchaser and the Offer Participants or their affiliates, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement (including the exhibits, annexes and any information incorporated into it by reference), to the Company's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser, the Offer Participants or their respective executive officers, directors or affiliates.

        Shareholders should be aware that certain officers and directors of the Company and its affiliates, have interests in the Offer which are described in this Statement and in any exhibits and annexes to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled "Past Contacts, Transactions, Negotiations and Agreements"

contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company's directors and executive officers in the Offer, including the fact that Dr. Wentz, the Company's Chief Executive Officer and a member of the Company's board of directors, and David Wentz, an executive officer of the Company, are Offer Participants.

        Information regarding agreements, arrangements and understandings and actual or potential conflicts of interest is set forth in excerpts from the following sections of the Company's Proxy Statement filed on Schedule 14A with the SEC on March 14, 2008 (the "Proxy Statement"), which sections are attached hereto as Annex A and are incorporated herein by reference: "Proposal #1 Election of Directors", "Board of Directors and Corporate Governance", "Executive Officers", "Executive Compensation", "Summary Compensation Table", "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Compensation of Directors", "Security Ownership of Certain Beneficial Owners and Management", and "Equity Compensation Plan Information". The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

  The Special Committee

        Due to the Offer Participant's majority interest in the Company's Common Stock, that Dr. Wentz, an Offer Participant, is the Company's Chief Executive Officer and a member of the Company's board of directors and is related to various other Offer Participants, including David Wentz, an executive officer of the Company, on May 16, 2008, the Company's board of directors appointed a special committee of non-management, independent directors (the "Special Committee") to evaluate the Offer. Each of Robert Anciaux, Jerry G. McClain and Ronald S. Poelman were elected as members to the Special Committee. Mr. Poelman was elected Chairman at a subsequent meeting. The board of directors authorized the Special Committee to engage, at the expense of the Company, financial, legal and other advisors and consultants to assist and advise the Special Committee in connection with the performance of its duties.

        It is anticipated that each of the members of the Special Committee will be compensated by the Company for serving on the Special Committee; however, the amount of such compensation has not yet been determined. The Company will also reimburse the members for any reasonable out-of-pocket expenses incurred in the performance of their duties.

  Indemnification and Exculpation Arrangements

        The Company has entered into indemnification agreements with each of its directors, including the members of the Special Committee, and with each of its executive officers providing that the Company will indemnify the directors and executive officers from and against certain liabilities and expenses incurred by them in connection with their service to the Company. The indemnification agreements also provide for the advancement of expenses to the directors and executive officers in connection with a legal proceeding. The form of the indemnification agreements for the directors and executive officers are set forth as Exhibits 99.(e)(14) and 99.(e)(15) hereto, respectively, and incorporated herein by reference.

        Section 841 of the Utah Revised Business Corporation Act (the "Act") provides that a corporation may eliminate or limit the liability of a director to a corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a director, except for actions taken for (i) personal financial benefit to which the director is not entitled, (ii) intentional infliction of harm to the Company, (iii) unlawful distributions and (iv) intentional violations of criminal law.

        Section 902 of the Act provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (i) his conduct was in good faith; (ii) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interest; and (iii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The corporation may not indemnify a director (y) in connection with a proceeding or in the right of the corporation in which the director was adjudged liable to the corporation (z) or in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit. The indemnification provided for in this section is limited to reasonable expenses incurred in connection with the proceeding.

        Section 907 of the Act provides that a corporation may indemnify and advance expenses to any officer, employee, fiduciary, or agent of the corporation to the extent as a director. Section 907 further provides that the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to a greater extent, if not inconsistent with the public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

        Article V of the Amended and Restated Articles of Incorporation of the Company (the "Articles") provides that to the fullest extent permitted by the Act or any other applicable law, a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for any action or any failure to take any action as a director. Article V specifically excludes certain actions from the limitation of liability, consistent with Section 841 of the Act.

        Article VI of the Articles provides that to the fullest extent permitted by the Act or any other applicable law (i) the Company shall indemnify any person who has been made or who has been threatened to be made a party to any action, suit, or proceeding (whether formal or informal, or whether civil, criminal, administrative, or investigative) for all liabilities and expenses incurred by such person in connection with such action, suit, or proceeding by reason of the fact that he (or his estate or personal representative) is or was a director or officer of the Company or any predecessor of the Corporation or serves or served, at the request of the Company, as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation, of another person or entity, or of an employee benefit plan, and (ii) the Corporation shall advance such expenses to such person in advance of a final disposition of such action, suit, or proceeding. Article V of the Bylaws of the Company (the "Bylaws") provide that the Company shall indemnify officers and directors acting in their respective capacities to the maximum extent allowed by Utah law and advance expenses incurred in connection with such proceedings.

        The foregoing discussion is qualified in its entirety by reference to the Articles and the Bylaws, each of which is set forth as Exhibit 99.(e)(2) and Exhibit 99.(e)(3) hereto, respectively.

  Interests in the Offer and the Merger

        Certain directors and executive officers of the Company have actual or potential conflicts of interest in connection with the Offer, as summarized herein.

        Stock Ownership.    As of June 6, 2008, directors and executive officers of the Company were the beneficial owners of, in the aggregate, 9,269,609 shares of Common Stock. A person is the beneficial owner of all shares of Common Stock and options or stock-settled stock appreciation rights exercisable within 60 days of the date indicated. Excluding the holdings of the Offer Participants, the remaining directors and executive officers are the beneficial owners of 269,647 shares. The directors and executive officers are entitled to tender their shares at the Offer Price on the same terms as any other shareholder pursuant to the Offer to Purchase. See Annex A to this Statement for more information regarding the security ownership of the Company's directors and executive officers.

        Equity Awards.    According to the terms of the 2006 Equity Incentive Award Plan (the "2006 Plan") and the award agreements thereto, the board of directors or a committee appointed by it has broad discretion to alter the terms of awards granted under the 2006 Plan in connection with a "Change in Control." The definition of Change in Control under the 2006 Plan includes, but is not limited to, the occurrence of (i) an acquisition by an individual or group of more than thirty percent of the voting rights or equity interests in the Company or (ii) the consummation of a 13e-3 transaction as defined by the Securities of Exchange Act of 1934, as amended (the "Exchange Act"); thus consummation of the Offer and Merger would constitute a Change in Control for purposes of the 2006 Plan. The actions that may be taken by the Company's board of directors or a committee thereof with respect to awards under the 2006 Plan in connection with a Change in Control under the 2006 Plan include, but are not limited to: (i) terminating awards in exchange for cash and/or other property equal to the amount that would have been attained upon the exercise of such award, (ii) replacing such awards with other rights or property selected by the board or committee in its sole discretion, (iii) providing that such awards be assumed by a successor or surviving corporation or substituted for by similar options, rights or awards covering the stock of the successor or surviving corporation, (iv) accelerating the vesting of awards and/or (v) providing that awards cannot vest or be exercisable after such event. The Company's board of directors has not yet determined what, if any, action it will take pursuant to the terms of the 2006 Plan in connection with the Offer.

        Under the 2006 Plan, our non-employee directors, who also comprise the Special Committee, have been granted certain equity awards, including Deferred Stock Units, pursuant to which the directors will receive shares of Common Stock upon termination of service on the board of directors. The description of such awards in Item 6 "Interest in Securities of the Subject Company" and in Annex A under the heading "Compensation of Directors" is incorporated herein by reference.

        According to the terms of the 2002 USANA Health Sciences, Inc. Stock Option Plan, (the "2002 Plan" and together with the 2006 Plan, the "USANA Plans"), unless provided otherwise in an individual award agreement, (i) upon the occurrence of, and prior to, a "Change of Control" of the Company, the board of directors or a committee appointed by the board, in its discretion, may accelerate the vesting of options granted under the 2002 Plan and (ii) if an option holder is Involuntarily Terminated (as defined in the 2002 Plan) at any time within 12 months of the effective date of the Change of Control, such holder's options will automatically fully vest. A Change of Control as defined in the 2002 Plan includes, but is not limited to, (i) when any person, as the term is used in Section 13(d) and 14(d) of the Exchange Act (other than Gull Holdings, David A. Wentz, the Company, a subsidiary of the Company or a Company employee benefit plan) (a "Person") becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; (ii) a change in the composition of the board of directors occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors (Incumbent Directors means directors who either (a) were directors as of the date of the 2002 Plan, or (b) are appointed, elected or nominated for election, to the board of directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such appointment, election or nomination); and (iii) when a tender offer is made for the stock of the Company (in the case of a tender offer, the Change of Control will be deemed to have occurred upon the first to occur of (1) any time during the tender offer when the Person making the tender offer owns or has accepted for payment 25% of the Company's stock or (2) three business days before the tender offer is to terminate unless the tender offer is withdrawn first, if the Person making the offer could own, by the terms of the tender offer plus any shares owned by the Person, 50% or more of the Company's stock). The Company's board of directors has not yet determined what, if any, action it will take pursuant to the terms of the 2002 Plan in connection with the Offer.

        The description of the USANA Plans is qualified in its entirety by reference to the USANA Plans and the related award agreements, which are attached as Exhibits 99.(e)(4)-99.(e)(13) and are incorporated herein by reference.

        As of June 6, 2008, there were 1,635,450 shares of Common Stock to be issued upon exercise of outstanding awards under the USANA Plans, excluding Deferred Stock Units, at a weighted average exercise price of $35.53. According to the Offer to Purchase, in connection with the Merger, Holdco will assume the USANA Plans and any equity awards outstanding under the USANA Plans at the effective time of the Merger. See Annex A to this Statement for more information regarding the outstanding equity awards under the USANA Plans held by the Company's directors and executive officers.

        Certain Compensation Matters.    Information regarding the compensation of the Company's executive officers and directors is set forth in the Proxy Statement under the sections entitled, "Executive Compensation," "Summary Compensation Table" and "Compensation of Directors" which are attached to this Statement as Annex A and are incorporated herein by reference.

        Assistance to Offer Participants.    Certain employees of the Company (including the Company's Chief Financial Officer and his finance staff) have assisted the Offer Participants in the preparation of the proposal for the Offer and the Merger, including assisting in the procurement of financing arrangements with Ableco Finance LLC (the "Lender"), facilitating and reviewing information required from the Offer Participants in connection with the Offer and the Merger, and performing certain other tasks related to the Offer and the Merger. However, these employees have no other arrangement or agreement with the Offer Participants relating to employment or their Shares.

  Offer Participants' Conflicts of Interest

        As discussed in this Statement, various Offer Participants are directors or executive officers of the Company. In addition, Dr. Wentz controls, directly or indirectly, Gull Holdings, the ultimate parent of the Purchaser. The discussion in Item 2 of this Statement is incorporated herein by reference.

        Directors, Officers and Employees of USANA.    Dr. Wentz is Chairman and Chief Executive Officer of USANA, David Wentz is President of USANA, and Bryan Wentz is an employee of USANA. These positions present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to USANA's shareholders not affiliated with the Offer Participants.

        One of the conditions to the Offer is that the current directors of USANA (other than Dr. Wentz) must indicate that they will resign from the board of directors of the Company upon acceptance of the Shares for payment by the Purchaser. According to the Offer to Purchase, it is anticipated that any such resulting vacancies in the Board will be filled by Dr. Wentz. The Offer to Purchase also states that the executive officers of USANA, including Dr. Wentz as Chief Executive Officer and David Wentz as President, are expected to remain the same as prior to the Offer and the Merger.

        Financial Interests.    The financial interests of the Offer Participants with regard to the Offer Price are generally adverse to the financial interests of the shareholders being asked to tender their Shares.

        Control of USANA.    The Offer Participants have substantial voting control over USANA. According to the Offer to Purchase, as of May 28, 2008, the Offer Participants owned or controlled 11,127,404 Shares, which represented approximately 67.9% of the outstanding Shares. Of these Shares, certain Offer Participants associated with Dr. Wentz (the "Wentz Offer Participants") owned or controlled 9,284,124 Shares, or approximately 56.6% of the outstanding Shares, according to the Offer to Purchase. As a result of their voting interest, Dr. Wentz and the other Offer Participants have the power to control or significantly influence the vote regarding such matters as the election of USANA's directors, amendments to USANA's charter, and other fundamental corporate transactions. The Offer to Purchase indicates that the Offer Participants have agreed to certain arrangements as it relates to the shares of Holdco to be issued to the Offer Participants, including, among others, certain transfer restrictions, pre-emptive rights, put rights, covenants restricting the operation of the business of Holdco and its subsidiaries, and governance rights.

        Equity Awards.    As officers and employees of USANA, Dr. Wentz, David Wentz and Bryan Wentz hold options and other equity awards with respect to USANA common stock. According to the Offer to Purchase, in connection with the Merger, Holdco will assume the USANA Plans and any equity awards outstanding under the USANA Plans at the effective time of the Merger. According to the Offer to Purchase, the Offer Participants hold the outstanding equity awards listed below which will be treated in the same manner as the equity awards of all other participants in the USANA Plans.

Name of Offer Participant	Number of Option Shares	Range of Exercise Prices	Number of Stock-Settled Stock Appreciation Rights
Myron W. Wentz	280,000	$39.18	—
David A. Wentz	160,000	$39.14 - $40.59	—
Bryan Wentz	155,000	$29.04	16,000

        Employment and Non-Competition Agreements.    According to the Offer to Purchase, the commitment letter with the Lender provides for Dr. Wentz and David Wentz to enter into employment and non-competition agreements with USANA upon the closing of the transactions, the terms of which had not been determined as of the date of the Offer to Purchase.

        Loans.    According to the Offer to Purchase, it is currently contemplated that, following the Merger, USANA will enter into an affiliate loan arrangement with Dr. Wentz (or one of his affiliates) in a principal amount of up to $10.0 million and a similar arrangement with certain other Offer Participants in a principal amount of up to $13.5 million and that these loans would be secured by a pledge of the shares of Holdco stock held by such person. The Offer to Purchase states that the loan for certain of the Offer Participants is intended to replace the existing loans for which the Shares held by such Offer Participants have been pledged as collateral. According to the Offer to Purchase, the terms of the individual loan agreements for Dr. Wentz (or one of his affiliates) and certain of the Offer Participants had not been determined as of the date of the Offer to Purchase.

  Offer Participants' Plans for USANA

        According to the Offer to Purchase, if the Purchaser accepts for payment and purchases Shares in the Offer, Holdco will promptly thereafter effect the Merger. As a result of the completion of the Offer and the Merger, all of the Shares would be owned indirectly by the Offer Participants through Holdco. According to the Offer to Purchase, the capitalization of Holdco will consist of: (1) the shares of Holdco common stock held by the Offer Participants; (2) the options and other equity awards of USANA outstanding at the effective time of the Merger, which will be assumed by Holdco; and (3) warrants expected to be issued to Ableco Finance LLC in connection with the proposed debt financing, for five percent of Holdco's common stock on a fully-diluted basis as of the closing date of the financing.

        According to the Offer to Purchase, the Offer Participants do not contemplate any material changes in the day-to-day management and operation of the business of USANA.

        According to the Offer to Purchase, as a result of the transactions described in this Offer to Purchase, the Offer Participants expect that USANA will promptly cause the Shares to be de-listed from the NASDAQ Global Select Market and de-registered under the Exchange Act and USANA will be a privately-held corporation. Accordingly, shareholders other than the Offer Participants will no longer have an equity interest in USANA and will not have the opportunity to participate in the future earnings and growth of USANA, if any. In addition, current shareholders other than the Offer Participants will not be entitled to share in any premium that might be payable by an unrelated acquirer for the shares of USANA in a sale transaction, if any, occurring after the consummation of the Merger. According to the Offer to Purchase, no such transactions are pending or contemplated at this time. Similarly, if the Offer and the Merger are completed, current shareholders other than the Offer Participants will not face the risk of losses resulting from USANA's operations or from any decline in the value of USANA. As a result of termination of registration of the shares of USANA common stock under the Exchange Act, USANA would no longer be obligated to file reports with the SEC under the Exchange Act. Such termination of registration would reduce the information required to be furnished by USANA to its shareholders.

        If the Offer is not completed, the Offer Participants have disclosed in the Offer to Purchase that they expect that USANA's current management will continue to operate the business of USANA substantially as presently operated. According to the Offer to Purchase, the Offer Participants do not currently plan to pursue an alternative transaction if the Offer and the Merger are not completed. If the Offer Participants elect to pursue an alternative transaction, there is no assurance such a transaction would be consummated at a price equal to or greater than the Offer Price, and it might take considerably longer for the shareholders of USANA to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer.

  Offer Participants' Financing Arrangements

        According to the Offer to Purchase, the total amount of funds required by Purchaser to complete the Offer and the Merger, refinance USANA's existing debt, and pay related fees and expenses is estimated to be approximately $192 million, which funds the Purchaser expects to obtain primarily through loan commitments from the Lender. The Offer to Purchase states that the funds provided by the loans from the Lender also will be used to refinance USANA's existing indebtedness and to otherwise support USANA's operations.

        The Offer to Purchase discloses that Gull Holdings has obtained a debt financing commitment from the Lender to provide a senior secured financing facility in an aggregate principal amount of up to $215.0 million, pursuant to a commitment letter from the Lender dated May 13, 2008 (the "Commitment Letter"). According to the Offer to Purchase, the Commitment Letter contemplates that the funds will be provided through (1) a $15.0 million revolving credit facility, with a subfacility for the issuance of letters of credit (the "Revolving Credit Facility"), and (2) a term loan in an aggregate principal amount of up to $200.0 million (the "Term Loan," and together with the Revolving Credit Facility, the "Loans").

        According to the Offer to Purchase, the Loans will be made to Purchaser and USANA, which will be the surviving corporation in the Merger (the "Borrower"). The Offer to Purchase further provides that the Loans will be guaranteed by Holdco and secured by a security interest in substantially all of the existing and future assets of the Borrower, as well as a pledge of the stock of USANA held by Purchaser following the Offer and Holdco following the Merger. In addition, according to the Offer to Purchase, certain subsidiaries of the Borrower will either be co-borrowers or guarantors under the Loans and will provide additional security for the Loans.

        The Offer to Purchase states that the obligation of the Lender to make the Loans is subject to various conditions, including the Minimum Tender Condition, the resignation of USANA's directors (other than Dr. Wentz) and a number of other conditions. While the Offer to Purchase does not affirmatively state that such conditions would be waivable, the Company assumes that the Lender would have the ability to waive any such conditions.

Item 4.    The Solicitation or Recommendation.

  Solicitation Recommendation.

        The Special Committee requests that the shareholders take no action and not tender their Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the shareholders of the Special Committee's position or recommendation, if any, with respect to the Offer. The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer and the prospects and projections of the Company with the Special Committee's legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law. The Special Committee expects that, in the near future, after the Special Committee has completed its review and evaluation of the Offer, it will be able to cause the Company to inform its shareholders as to whether the Special Committee has determined (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer.

  Background and Reasons for the Position.

  Background of the Offer

        The Company was founded in 1992 by Myron W. Wentz, Ph.D., who is one of the Offer Participants. According to the Schedule TO, Dr. Wentz beneficially owns 51.5% of the Company's common stock and ultimately owns Gull Holdings, which organized Holdco, the parent of the Purchaser. Dr. Wentz also serves as the Chief Executive Officer of the Company and the Chairman of its board of directors. In June 2007, Dr. Wentz informed the other members of the board of directors of the Company that he was exploring possible going-private transactions and requested the use of certain confidential information about the Company to facilitate discussions with potential financing sources, which request was granted.

        On May 12, 2008, Dr. Wentz informed the other members of the Company's board of directors that he and the other Offer Participants proposed to acquire all of the Shares not currently owned by the Offer Participants for $26.00 per share in cash, by delivery to the Board of the following letter from Gull Holdings:

May 12, 2008

Board of Directors
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, UT 84120

Gentlemen:

This letter is to inform you that an acquisition vehicle organized by Gull Holdings, Ltd. ("Gull") intends to commence a tender offer to purchase all of the outstanding shares of common stock of USANA Health Sciences, Inc. (the "Company") not owned by Gull and certain other shareholders of the Company who will be participating in the tender offer. Gull and these other shareholders currently own or control approximately 68% of the outstanding shares of the Company's common stock. Gull is wholly-owned by Dr. Myron W. Wentz, Chairman and Chief Executive Officer of the Company, and the other shareholders participating in the tender offer include David A. Wentz, the Company's President.

The transaction would be effected through a tender offer for all of the outstanding public shares, followed by a merger between the Company and the acquisition vehicle. In the tender offer and follow-on merger, public shareholders would receive $26.00 in cash per share of the Company's common stock, which represents a premium of approximately 24.8% over the closing price per share on May 12, 2008.

We have arranged for debt financing for this transaction and have included a copy of the related commitment letter with this letter to the Board. The commitment letter describes the terms of the proposed financing for the transaction, as well as the terms of a refinancing of the Company's existing indebtedness with the Company's lenders. These loans will be secured by the assets of the Company if the transaction is completed.

The completion of the tender offer would be conditioned upon, among other things, (i) a majority of the minority shareholders tendering their shares in the tender offer, (ii) the acquiring entity holding at least 90% of the Company's outstanding common stock after the closing of the tender offer (inclusive of the shares held by the participants in the tender offer), and (iii) receipt of the proceeds of the financing to purchase the public shares.

We believe that the proposed transaction presents an excellent opportunity for the Company's public shareholders to realize a premium for their investment, while allowing management to focus on executing the Company's strategy without having to address the burdens and costs of being a public company.

We are happy to discuss the proposed transaction in more detail with the Board of Directors and its advisors.

Very truly yours,
Gull Holdings, Ltd.
By:	/s/ MYRON W. WENTZ Myron W. Wentz

* * *

        Prior to the opening of the markets on May 13, 2008, the Offer Participants issued a press release publicly announcing their intention to conduct the Offer.

        On May 16, 2008, due to the Offer Participant's majority interest in the Company's Common Stock, that Dr. Wentz, an Offer Participant, is the Company's Chief Executive Officer and a member of the Company's board of directors and is related to various other Offer Participants, including David Wentz, an executive officer of the Company, the members of the board of directors of the Company delegated to the Special Committee the authority to (i) evaluate the Offer; (ii) negotiate with the Purchaser and its advisers; (iii) make one or more recommendations to the shareholders of the Company concerning the Offer, (iv) otherwise communicate with shareholders on behalf of the Company concerning the Offer, including providing shareholders with this Statement, and (v) take such other actions as the Special Committee deems necessary, proper or advisable to carry out the intent and to accomplish the purposes of the foregoing.

        On May 19, 2008, the members of the Special Committee held a telephonic meeting, during which they appointed Ronald S. Poelman as Chairman of the Special Committee and retained Morrison & Foerster LLP ("Morrison & Foerster") to advise as to legal matters in connection with the Offer and Durham Jones & Pinegar to advise with respect to matters of Utah law. At the meeting, Morrison & Foerster and Durham Jones & Pinegar discussed with the members of the Special Committee their duties and responsibilities with respect to the Offer. The Company issued a press release the following day to announce the creation of the Special Committee and the Special Committee's retention of counsel.

        On May 21, 2008, the Special Committee held a telephonic meeting with its legal advisors to discuss the anticipated Offer and interview potential financial advisors. The Special Committee received presentations and proposals from four investment banking firms. After the presentations by each potential advisor and discussions by the Special Committee, the Special Committee eliminated several candidates from consideration but indicated that the process of selecting a financial advisor would continue.

        On May 28, 2008, the Special Committee held a telephonic meeting for the purpose of interviewing an additional candidate for the position of financial advisor, McColl Partners, LLC ("McColl"). After due consideration, the Special Committee selected McColl to act as its financial advisor and executed an engagement letter with McColl on June 2, 2008. After being engaged, McColl commenced its due diligence review of the Company and contacted members of the Company's management to obtain additional information regarding the operations and future prospects of the Company.

        On June 2, 2008, the Offer Participants commenced the Offer and filed the Schedule TO with the SEC.

        On June 6, 2008, the Special Committee held a telephonic meeting with Morrison & Foerster and Durham Jones & Pinegar to discuss the terms and conditions of the Offer and the disclosure and timing requirements with respect to this Statement. Over the next several days, Morrison & Foerster and McColl discussed McColl's preliminary financial analysis.

        On June 10, 2008, the Special Committee and its advisors held a meeting in Salt Lake City, Utah to further discuss the Offer and to review a presentation by McColl regarding its preliminary financial analysis of the Company and the Offer and potential responses by the Special Committee. The Special Committee discussed McColl's preliminary views on the Offer and the valuation of the Company with McColl and the Special Committee's legal advisors. The Special Committee asked McColl to continue its due diligence review and analysis with respect to the Company and the Offer. Prior to concluding the meeting, the Special Committee invited Gilbert A. Fuller, the Company's Executive Vice President, Chief Financial Officer, and Secretary, to join the meeting. The Special Committee discussed with Mr. Fuller the Company's performance during the current fiscal quarter and the Company's projections for future performance. The Special Committee requested additional information regarding the Company's performance during the current fiscal quarter and its impact on projected performance for future periods. Mr. Fuller agreed to gather additional information to provide to the Special Committee.

        On June 13, 2008, the Special Committee met telephonically to confirm its position and discuss this Statement and the Offer. At the conclusion of the meeting, the Special Committee determined that it is unable to take a position with respect to the Offer at the current time for the reasons described herein, and authorized the Company to finalize and file this Statement. The Special Committee determined to request that shareholders of the Company take no action and not tender their Shares with respect to the Offer at the current time, and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised shareholders of its position or recommendation, if any, with respect to the Offer.

  Reasons for the Position

        The Special Committee is unable at the current time to take a position with respect to the Offer, because it has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, including the prospects and value of the Company, with the Special Committee's financial, legal and other advisors and the Company's management sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law. The Special Committee is continuing to review and evaluate the Offer. The Special Committee expects that the additional time will allow the Special Committee and its financial advisors to work with the Company's management to obtain more information about the Company and thus enable the financial advisors to further refine and complete their analysis and diligence review of the Company.

        The Special Committee expects that after the Special Committee has completed its review and evaluation of the Offer, it will be able to inform the Company's shareholders as to its position or recommendation, if any, with respect to the Offer. For these reasons, shareholders of the Company are requested to defer making any determination with respect to the Offer until they have been advised of the Special Committee's position with respect to the Offer.

  Intent to Tender.

        To the Company's knowledge, after making reasonable inquiry, other than directors and executive officers that are Offer Participants, each of the Company's executive officers, directors, affiliates and subsidiaries is currently undecided as to whether such person will or will not tender pursuant to the Offer any shares of common stock held of record or beneficially owned by such person, as of the date hereof, except for the following executive officers, each of whom currently intends to tender his Shares pursuant to the Offer: Gilbert A. Fuller, Executive Vice President, Chief Financial Officer, and Secretary, Kevin Guest, Executive Vice President of Marketing and Timothy E. Wood, Ph.D., Executive Vice President of Research and Development.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

  Solicitations or Recommendations.

  Financial Advisor

        The Special Committee has engaged McColl to act as the Special Committee's financial advisor in connection with the Offer. Pursuant to the terms of the engagement, the Company paid McColl a non-refundable advisory fee of $100,000 and agreed to pay McColl an additional fee of $200,000, if the Special Committee requests that McColl prepare and render a written opinion to the Special Committee as to whether the consideration to be received in the proposed transaction is fair from a financial point of view. The Company also agreed to pay McColl a further potential success fee if McColl renders additional services in connection with the Offer. The Company agreed to reimburse McColl for all reasonable direct out-of-pocket expenses, and to indemnify McColl and its affiliates against certain liabilities and expenses.

        Prior to this engagement, McColl had not provided advisory services to the Company or any of its affiliates in connection with any strategic transaction and has not managed any financing transactions for the Company or any of its affiliates.

  Other Advisors

        The Special Committee also retained Morrison & Foerster and Durham Jones & Pinegar as legal advisors in connection with the Offer. Certain officers and employees of the Company may render services in connection with the Offer, but they will not receive any additional compensation for their services.

        Except as noted above, neither the Company, nor any person acting on its behalf, has directly, or to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

  Securities Transactions.

        To the knowledge of the Company, the transactions set forth below are the only transactions in the shares of the Company's Common Stock during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries.

        On April 21, 2008, the Compensation Committee established compensation for service on the Company's board of directors and its committees for the upcoming year. As part of such compensation, the committee granted its non-executive directors (who also comprise the Special Committee) an award of Deferred Stock Units ("DSUs") under the 2006 Plan in the following amounts:

Name	Date	Type of Security	Number of Securities	Grant Date Value(1)
Robert Anciaux	4/21/2008	Deferred Stock Unit	2,904	$55,002
Jerry G. McClain	4/21/2008	Deferred Stock Unit	2,904	$55,002
Ronald S. Poelman	4/21/2008	Deferred Stock Unit	2,904	$55,002

    (1)
    Based on the closing price on Nasdaq of the Common Stock of $18.94 per share on April 21, 2008, the grant date.

Each DSU represents the Company's obligation to transfer one share of Common Stock in accordance with the terms of the Deferred Stock Unit Award Agreement pursuant to which the DSU was granted (a form of which is attached hereto as Exhibit 99.(e)(13) and incorporated herein by reference). Upon termination of service as a director, the Company will issue shares of Common Stock to the grantee equal to the number of DSUs vested at such time. One-fourth of the DSU awards (726 DSUs) are scheduled to vest on June 30, 2008, with an additional one-fourth to vest at the end of each of the following three calendar quarters.

Item 7.    Purposes of the Transaction and Plans or Proposals.

  Subject Company Negotiations.

        Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) any purchase or sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle, or signed contracts that have been entered into in response to the Offer that relate to, or would result in, one or more of the events listed in the paragraph above.

Item 8.    Additional Information.

  Other Material Information.

  Short-Form Merger

        If, pursuant to the Offer, the Purchaser acquires Shares that, together with the Shares beneficially owned by the Offer Participants, constitute at least 90% of the outstanding Shares, the Schedule TO indicates that Holdco intends to promptly consummate a short-form merger between the Purchaser and the Company pursuant to Section 16-10a-1104 of the Utah Revised Business Corporation Act ("Utah

Corporate Law"). Section 16-10a-1104 of the Utah Corporate Law provides that if Purchaser owns at least 90% of the outstanding shares of the Company, the Purchaser may merge with and into the Company without the approval or any other action on the part of the shareholders of the Company. In order to accomplish the Merger, (i) the board of directors of the Purchaser must adopt a plan of merger; (ii) the plan of merger must be approved by Holdco, as the sole shareholder of the Purchaser; (iii) the Purchaser must mail a copy or summary of the plan of merger to each Company shareholder at least 10 days prior to the effective date of the Merger; and (iv) the Purchaser must file articles of merger with the Division of Corporations and Commercial Code of the State of Utah.

        As indicated above, under the Utah Corporate Law, the Purchaser may not effect the Merger until 10 days following its acceptance for payment of Shares pursuant to the Offer and notice to the shareholders pursuant to Section 16-10a-1104(4) of the Utah Corporate Law. On the date that the Purchaser accepts Shares for payment, the Schedule TO indicates that the Purchaser intends to adopt the plan of merger and mail the required notice to the Company shareholders who did not validly tender their Shares in the Offer, such that the Merger may be effected 10 days thereafter. Company shareholders who do not tender their Shares in the Offer will be paid following the consummation of the Merger.

  Appraisal Rights

        Under the Utah Corporate Law, the Company's shareholders do not have appraisal rights in connection with the Offer, but may have appraisal rights in connection with the Merger if they do not tender their shares in the Offer. Generally, shareholders of the Company who do not tender their Shares in the Offer and who dissent from the Merger after receiving the notice required by Section 16-10a-1104(f) of the Utah Corporate Law may be entitled to appraisal of their Shares under Section 16-10a-1330 of the Utah Corporate Law, provided, that the dissenting shareholder makes proper demand as required by the statute. The notice of Merger to be provided by the Purchaser must also include a notice of dissenter's rights and the procedure to be followed by shareholders who desire to dissent from the Merger and demand appraisal of their Shares. A copy of the relevant sections of the Utah Corporate Law is included as Exhibit 99.(a)(6) to this Statement and incorporated herein by reference. Shareholders are encouraged to review such provisions of the Utah Corporate Law as they consider whether or not to tender their Shares in the Offer.

  Litigation

        The Company was served with the following civil complaint (the "Complaint") on June 12, 2008, purportedly filed as a class action on behalf of the shareholders of the Company, concerning the Offer and naming the members of the board of directors and the Company as defendants: Richard Earp and Chris Riccardi vs. Myron Wentz, Ronald Poelman, Robert Anciaux, Jerry McClain and USANA Health Sciences, Inc., Case No. 080909271 (In the Third Judicial District Court for Salt Lake County, Utah).

        The Complaint alleges, among other things, that the defendants have breached their fiduciary duties owed to shareholders in connection with the Offer and that the Offer has been made at an unfair price, pursuant to unfair terms, and without adequate disclosure. The Complaint seeks, among other things, the declaration of a class action, an injunction against the Offer, rescission in the event that the Offer is consummated, monetary damages, and an award of fees and expenses. The Company has not yet responded to the Complaint.

  Exhibits

        The information contained in the Exhibits referred to in Item 9 is incorporated herein by reference.

  Certain Forward-Looking Statements

        This Statement may contain or incorporate by reference certain "forward-looking statements." Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) our expectations about actions that may or may not be taken by executive officers, members of the board of directors and affiliates of the Company, and (iii) our expectations regarding the Offer and actions taken by the Purchaser and Offer Participants.

        Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in such statement. Among the factors that could cause actual results to differ materially are the following:

  •
  whether the conditions of the Offer will be satisfied;

  •
  availability of financing and the general economic condition of the Purchaser;

  •
  actual or potential litigation;

  •
  changes in economic conditions and the markets of the Company;

  •
  governmental regulation of the Company's products and changes in laws and regulation;

  •
  reliance upon the Company's network of independent associates;

  •
  manufacturing and marketing risks;

  •
  adverse publicity risks;

  •
  risks associated with the Company's international expansion; and

  •
  other factors disclosed in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

The forward-looking statements are made as of the date hereof based on information available to us as of the date hereof, and the Company undertakes no obligation to update them.

Item 9.    Exhibits.

EXHIBIT NO.	DESCRIPTION
(a)(1)	Press release issued by the Company on May 20, 2008 (incorporated herein by reference to Exhibit 99.1 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission ("SEC") on May 20, 2008).
(a)(2)	Offer to Purchase (incorporated herein by reference to Exhibit 99.(a)(1)(A) to Tender Offer Statement on Schedule TO, filed with the SEC on June 2, 2008 (the "Schedule TO")).
(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.(a)(1)(B) to Schedule TO).
(a)(4)	Letter to Shareholders from the Company, dated June 13, 2008.*
(a)(5)	Press release issued by the Company on June 13, 2008.*
(a)(6)	Selected sections of the Utah Revised Business Corporation Act relating to dissenters' rights.*
(a)(7)
Complaint entitled Richard Earp and Chris Riccardi vs. Myron Wentz, Ronald Poelman, Robert Anciaux, Jerry McClain and USANA Health Sciences, Inc. filed on June 8, 2008 in the Third Judicial District Court for Salt Lake County, Utah.*
(e)(1)	Excerpts from Proxy Statement on Schedule 14A for the fiscal year ended December 29, 2007 filed with the SEC on March 14, 2008 (incorporated herein by reference to Annex A of the Statement).*
(e)(2)	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K, filed with the SEC on April 25, 2006).
(e)(3)	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to Current Report on Form 8-K, filed with the SEC on April 25, 2006).
(e)(4)	2002 USANA Health Sciences, Inc. Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to Registration Statement on Form S-8, filed with the SEC on July 18, 2002).
(e)(5)
Form of employee or director non-statutory stock option agreement under the 2002 Stock Option Plan (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K, filed with the SEC on March 6, 2006).
(e)(6)	Form of employee incentive stock option agreement under the 2002 Stock Option Plan (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K, filed with the SEC on March 6, 2006).
(e)(7)	USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed with the SEC on April 25, 2006).
(e)(8)
Form of Stock Option Agreement for award of non-statutory stock options to employees under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed with the SEC on April 26, 2006).

(e)(9)
Form of Stock Option Agreement for award of non-statutory stock options to directors who are not employees under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed with the SEC on April 26, 2006).
(e)(10)
Form of Incentive Stock Option Agreement for award of incentive stock options to employees under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed with the SEC on April 26, 2006).
(e)(11)
Form of Stock-Settled Stock Appreciation Rights Award Agreement for award of stock-settled stock appreciation rights to employees under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K, filed with the SEC April 26, 2006).
(e)(12)
Form of Stock-Settled Stock Appreciation Rights Award Agreement for award of stock-settled stock appreciation rights to directors who are not employees under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K, filed with the SEC on April 26, 2006).
(e)(13)
Form of Deferred Stock Unit Award Agreement for grants of deferred stock units to directors who are not employees under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K, filed with the SEC on April 26, 2006).
(e)(14)	Form of Indemnification Agreement between the Company and its directors (incorporated by reference to Exhibit 10.1 to Current Report on 8-K, filed with the SEC on May 24, 2006).
(e)(15)	Form of Indemnification Agreement between the Company and certain of its officers (incorporated by reference to Exhibit 10.2 to Current Report on 8-K, filed with the SEC on May 24, 2006).

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: June 13, 2008

By:	/s/ RONALD S. POELMAN
	Name:	Ronald S. Poelman
	Title:	Chairman of the Special Committee of the Board of Directors

ANNEX A

Excerpts from the USANA Health Sciences, Inc. Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on March 14, 2008

PROPOSAL #1—ELECTION OF DIRECTORS

        Our Bylaws provide that the shareholders or the Board of Directors shall determine the number of directors from time to time, but that there shall be no less than three directors. The Board of Directors, by resolution, has set the number of directors at four. The Board of Directors has nominated four directors to stand for re-election at the Annual Meeting. Each director who is elected at the Annual Meeting will hold office until the Company's Annual Meeting in 2009, until a successor is elected and qualified, or until the director resigns, is removed, or becomes disqualified. The Board of Directors has no reason to believe that any of the nominees for director will be unwilling or unable to serve, if elected. If due to unforeseen circumstances a nominee should become unavailable for election, the Board may either reduce the number of directors or may substitute another person for that nominee, in which event your shares will be voted for that other person.

Director Nominees

        The nominees to the Board of Directors in 2008 are Robert Anciaux, Jerry G. McClain, Ronald S. Poelman, and Myron W. Wentz, Ph.D. All of these nominees currently serve as members of the Board of Directors. Messrs. Anciaux, McClain, and Poelman are independent directors under the rules of the Nasdaq stock exchange. The following information is furnished with respect to these nominees:

        Robert Anciaux, 62, has served as a director of USANA since July 1996. Since 1990, he has been the Managing Director of S.E.I. s.a., a consulting and investment management firm in Brussels, Belgium. Additionally, since 1982 Mr. Anciaux has been self-employed as a venture capitalist in Europe, investing in various commercial, industrial, and real estate venture companies. In some of these privately held companies, Mr. Anciaux also serves as a director. Mr. Anciaux received an Ingenieur Commercial degree from Ecole de Commerce Solvay Universite Libre de Bruxelles.

        Jerry G. McClain, 67, has served as a director of USANA since June 2001. Since January 2003, Mr. McClain has been self-employed, operating his own investment and real estate business in Salt Lake City, Utah. From August 2000 to December 2002, Mr. McClain was the Chief Financial Officer of Cerberian, Inc., a privately held company that was headquartered in Salt Lake City, Utah. From 1998 to 2000, Mr. McClain was the Chief Financial Officer and Sr. Vice President of Assentive Solutions, Inc., a company he also co-founded. From 1997 to 1998, Mr. McClain was the Chief Financial Officer for the Salt Lake Organizing Committee for the 2002 Winter Olympic Games. Before 1997, Mr. McClain served as a key financial advisor to many companies as an Audit Partner and a Managing Partner of Ernst & Young LLP for 35 years in several cities throughout the world. Mr. McClain is a former CPA and a graduate from the University of Southern Mississippi and Oklahoma State University, where he received a B.S. in Accounting and an M.S. in Accounting, respectively.

        Ronald S. Poelman, 54, has served as a director of USANA since 1995. Since 1994, he has been a partner in the Salt Lake City, Utah law firm of Jones, Waldo, Holbrook & McDonough, where he is head of the Corporate and Securities Practice Group. Mr. Poelman began his legal career in Silicon Valley in California, and has assisted in the organization and financing of numerous companies over the past 25 years. Mr. Poelman is a founding officer of the Utah Chapter of the National Association of Corporate Directors and frequently lectures at the meetings of this and other organizations. Mr. Poelman received a B.A. in English from Brigham Young University and a J.D. from the University of California, Berkeley.

        Myron W. Wentz, Ph.D., 67, founded USANA in 1992 and has served as the Chief Executive Officer and Chairman of the Board of USANA since its inception. In 1974, Dr. Wentz founded Gull Laboratories, Inc., which was a developer and manufacturer of medical diagnostic test kits and was the former parent corporation of USANA. Dr. Wentz served as Chairman of Gull from 1974 until 1998. In 1998, Dr. Wentz founded Sanoviv, S.A. de C.V. ("Sanoviv"), a health and wellness center that is located near Rosarito, Mexico. Joining a pathology group in Peoria, Illinois, from 1969 to 1973, Dr. Wentz served as infectious disease specialist and directed the microbiology and immunology laboratories for three hospitals in the Peoria area. Dr. Wentz received a B.S. in Biology from North Central College, Naperville, Illinois, an M.S. in Microbiology from the University of North Dakota, and a Ph.D. in Microbiology and Immunology from the University of Utah.

        We will vote your shares as you specify in your proxy card. If you sign, date, and return your proxy card but do not specify how you want your shares voted, we will vote them FOR the election of each of the director nominees who are listed above.

RECOMMENDATION

        The Board of Directors unanimously recommends a vote FOR each director nominee.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

        The Board of Directors is elected by and is accountable to the shareholders of the Company. The Board establishes policy and provides strategic direction, oversight, and control of the Company. The Board met 15 times during 2007. All directors attended at least 75% of the meetings of the Board and the Board Committees of which they are members.

Director Independence

        We assess director independence on an annual basis. The Board has determined, after careful review, that all of the current directors (other than Dr. Myron Wentz) who have also been nominated for election at the 2008 Annual Meeting are independent based on the applicable rules of the Nasdaq stock market and the applicable regulations of the Securities and Exchange Commission (the "SEC").

Shareholder Communications with Directors

        If the Company receives correspondence from its shareholders that is addressed to the Board of Directors, we forward it to every director or to the individual director to whom it is addressed. Shareholders who wish to communicate with the directors may do so by sending their correspondence to the director or directors at the Company's headquarters at 3838 West Parkway Blvd., Salt Lake City, Utah 84120-6336.

        Directors are encouraged by the Company to attend the Annual Meeting of Shareholders if their schedules permit. All directors, except for Mr. Anciaux, were present at the Company's Annual Meeting of the Shareholders that was held last year in April 2007.

Committees of the Board of Directors

        The Board of Directors has a separately-designated standing Audit Committee, Compensation Committee, and Governance and Nominating Committee. All members of the Audit Committee, Compensation Committee, and Governance and Nominating Committee meet the definition of "independent," described above.

        Governance and Nominating Committee.    The Governance and Nominating Committee of the Board of Directors (the "Nominating Committee") was established in February 2004. The Nominating Committee met one (1) time during 2007. Members of the Nominating Committee during fiscal 2007 and at the date of this Proxy Statement are Robert Anciaux, Jerry G. McClain and Ronald S. Poelman, each of whom meets the definition of "independent" set forth in the rules of the Nasdaq stock exchange. A written charter has been adopted for the Nominating Committee and can be accessed electronically in the "Corporate Governance" section of our website at www.usanahealthsciences.com. The Nominating Committee's responsibilities include: (i) identifying and evaluating prospective nominees for director, (ii) recommending to the Board of Directors the director nominees for the next annual meeting of shareholders, (iii) periodically reviewing the performance of the Board and its members and determining the number, function, and composition of the Board's committees, and (iv) overseeing corporate governance matters.

        The Nominating Committee believes that the Company's Board of Directors should be composed of directors with varied, complementary backgrounds and that directors should, at a minimum, have expertise that may be useful to the Company. Directors should also possess the highest personal and professional ethics and should be willing and able to devote the required amount of time to the Company's business. In determining whether a director should be retained and stand for re-election, the Nominating Committee also considers that director's performance and contribution to the Board during his or her tenure with the Board.

        The independent directors may from time to time consider qualified nominees who are recommended by shareholders. Shareholders who wish to make such a recommendation may do so by sending a written notice, as described under the heading "How do I submit a shareholder proposal for next year's Annual Meeting?" on page 5 of this Proxy Statement. Nominees for director who are recommended by shareholders will be evaluated by the Nominating Committee in the same manner as any other nominee for director.

        Audit Committee.    The Audit Committee of the Board of Directors (the "Audit Committee") is a standing committee of the Board, which has been established as required by the Exchange Act and the rules of the Nasdaq stock exchange. The Audit Committee met eight (8) times during 2007. Members of the Audit Committee during fiscal 2007 and at the date of this Proxy Statement are Ronald S. Poelman, Chairman, Robert Anciaux, and Jerry G. McClain, each of whom meets the definition of "independent" set forth above. The Board has determined that Mr. McClain is an "audit committee financial expert," as defined by the applicable regulations promulgated by the SEC under the Exchange Act. The Board also believes that each member of the Audit Committee meets the Nasdaq composition requirements, including the requirements regarding financial literacy and financial sophistication. A written charter has been adopted for the Audit Committee and can be accessed electronically in the "Corporate Governance" section of our website at www.usanahealthsciences.com. The Audit Committee's responsibilities include: (i) appointing the independent registered public accountant of the Company, (ii) reviewing and approving the scope and cost of any proposed audit and non-audit services that are provided by, as well as the qualifications and independence of, the independent registered public accountant, (iii) reviewing with the independent registered public accountant, and internal audit staff the results of audits, any recommendations from the independent registered public accountant and the status of management's actions for implementing such recommendations, as well as the quality and adequacy of our internal financial controls and internal audit staff, and (iv) reviewing annual and quarterly financial statements and the status of material pending litigation and regulatory proceedings.

        Compensation Committee.    The Compensation Committee of the Board of Directors (the "Compensation Committee") met five (5) times during 2007. Members of the Compensation Committee during fiscal 2007 and at the date of this Proxy Statement are Robert Anciaux, Chairman, Jerry G. McClain, and Ronald S. Poelman, each of whom meets the definition of "independent" set forth in the listing standards of the Nasdaq stock exchange. In addition, all members of the Compensation Committee are outside directors as defined by Rule 162(m) of the Internal Revenue Code and are non-employee directors as defined by the applicable regulations promulgated by the SEC under the Exchange Act. A written charter has been adopted for the Compensation Committee and can be accessed electronically in the "Corporate Governance" section of our website at www.usanahealthsciences.com. The Compensation Committee's responsibilities include: (i) reviewing and recommending to the full Board of Directors the salaries, bonuses, and other forms of compensation and benefit plans for management and (ii) administering USANA's equity compensation plans. The duties of the Compensation Committee as the administrator of those plans include, but are not limited to, determining those persons who are eligible to receive awards, establishing terms of all awards, authorizing officers of the Company to execute grants of awards, and interpreting the provisions of the equity compensation plans and grants that are made under those plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee during fiscal 2007 was composed of Robert Anciaux, Chairman, Jerry G. McClain, and Ronald S. Poelman. All members of the Compensation Committee are independent directors. No member of the Company's Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries, and no director or executive officer of the Company is a director or executive officer of any other corporation that has a director or executive officer who is also a director of the Company.

EXECUTIVE OFFICERS

        The executive officers of USANA at December 29, 2007, and as of the date of this Proxy Statement were:

Name	Position
Myron W. Wentz, Ph.D.	Chairman of the Board and Chief Executive Officer
David A. Wentz	President
Fred W. Cooper, Ph.D.	Executive Vice President of Operations
Gilbert A. Fuller	Executive Vice President, Chief Financial Officer, and Secretary
Kevin Guest	Executive Vice President of Marketing
Bradford Richardson	Executive Vice President of Asia Pacific
Mark H. Wilson	Executive Vice President of Customer Relations
Timothy E. Wood, Ph.D.	Executive Vice President of Research and Development

        Biographical information for Myron W. Wentz is included in the discussion on page 6 concerning the nominees for director. The following information is provided regarding David A. Wentz, and Messrs. Cooper, Fuller, Guest, Richardson, Wilson, and Wood.

        David A. Wentz, 37, President. Mr. Wentz joined USANA as a part-time employee in 1992. He has been a full-time employee since March 1994. From 1993 until April 2004, he was a member of the Company's Board of Directors. Mr. Wentz was appointed President of USANA in July 2002 and previously served as the Company's Executive Vice President from October 2001 to July 2002. He served as the Company's Senior Vice President of Strategic Development from June 1999 to October 2001, and as the Company's Vice President of Strategic Development from August 1996 to June 1999. Mr. Wentz received a B.S. degree in Bioengineering from the University of California, San Diego. Mr. Wentz is the son of Dr. Wentz, who is the Chairman and Chief Executive Officer of the Company.

        Fred W. Cooper, Ph.D., 45, Executive Vice President of Operations. Dr. Cooper was a consultant to the Company from 1997 until early 1998. In February 1998 he joined the Company as Director of Special Projects. From April 1998 until April 1999, he was employed as a full-time employee of the

Company in the capacity of Executive Director of Information Technology, and from April 1999 until August 2000, as the Company's Vice President of Information Technology. From August 2000 until July 2003, Dr. Cooper was employed by the Company on a part-time basis as Vice President of Information Technology. Thereafter, he became a full-time employee in July 2003 as the Company's Vice President of Operations. In January 2006, he was appointed as the Company's Executive Vice President of Operations. Prior to joining USANA, from April 1994 to February 1998, Dr. Cooper was the Director of Market Research and then the Director of Corporate Network Operations for Human Affairs International, a subsidiary of Aetna. Dr. Cooper received a B.S. in Finance and a B.S. in Psychology from the University of Utah. He earned a Ph.D. in Business Administration from the University of Utah.

        Gilbert A. Fuller, 67, Executive Vice President, Chief Financial Officer, and Secretary. Mr. Fuller joined USANA in May 1996 as the Vice President of Finance. Mr. Fuller served in this role from May 1996 to June 1999, when he was appointed as the Company's Senior Vice President. Mr. Fuller has been the Company's Chief Financial Officer since October 1997. In January 2006, he was appointed as the Company's Executive Vice President and Chief Financial Officer. Before joining USANA, from January 1994 to May 1996, Mr. Fuller was the Executive Vice President of Winder Dairy, Inc., a regional commercial dairy operation. From May 1991 through October 1993, Mr. Fuller was Chief Administrative Officer and Treasurer of Melaleuca, Inc., a manufacturer and network marketer of personal care products. From July 1984 through January 1991, Mr. Fuller was the Vice President and Treasurer of Norton Company, a multinational manufacturer of ceramics and abrasives. He obtained his certified public accountant license in 1970 and kept it current until his career path developed into corporate finance. Mr. Fuller received a B.S. in Accounting and an M.B.A. from the University of Utah.

        Kevin Guest, 45, Executive Vice President of Marketing. Mr. Guest joined USANA on a part-time basis in April 2003, as Executive Director of Media and Events. Following the acquisition of FMG Productions, a media, video, and event productions company that was founded by Mr. Guest, he became a full-time employee of the Company and was promoted to Vice President of Media and Events in February 2004. In January 2006, he was appointed as the Company's Executive Vice President of Marketing. Prior to joining USANA full-time, from 1992 to February 2004, Mr. Guest served as the Managing Partner of FMG Productions. Mr. Guest has been part of the media production arena for more than 20 years and has received numerous awards for producing, directing, and writing. He has produced USANA's audio, video, and event productions worldwide since the Company's inception. Mr. Guest earned a B.A. in Communications from Brigham Young University.

        Bradford Richardson, 43, Executive Vice President of Asia Pacific. Mr. Richardson joined USANA in December 1997 as Director of International Development. Mr. Richardson served as the Company's Executive Director of International Development from November 1998 to December 1999. Until January 2006, when he was appointed as the Company's Executive Vice President of Asia Pacific, he served as Vice President of International. Prior to joining USANA, Mr. Richardson held international business development positions with Dell, Inc. and Lexmark International, Inc., where he focused on business development in the Asia Pacific region. Mr. Richardson received a B.A. from American University in Washington, D.C., and an M.B.A. from the Wharton School of the University of Pennsylvania.

        Mark H. Wilson, 43, Executive Vice President of Customer Relations. Mr. Wilson joined USANA in October 1996 as Director of Customer Relations. Mr. Wilson served as the Company's Executive Director of Customer Relations from 1998 to April 2000. From April 2000 to January 2006, he served as the Company's Vice President of Customer Relations. In January 2006, he was appointed as the Company's Executive Vice President of Customer Relations. Prior to joining USANA, from October 1994 to October 1996, Mr. Wilson was an owner/partner of Great Basin Marketing, a consulting company, specializing in call center start-up and operational management. Prior to joining Great Basin Marketing, from July 1991 until October 1994, Mr. Wilson was Director of Inbound Order Express and Data Processing for Melaleuca, Inc. Mr. Wilson holds a B.S. in Communications from the University of Utah.

        Timothy E. Wood, Ph.D., 59, Executive Vice President of Research and Development. Dr. Wood joined USANA in June 1996 as Director of Research and Development. Dr. Wood served in this role from June 1996 to June 1999, when he was appointed as the Company's Vice President of Research and Development. In January 2006, he was appointed as the Company's Executive Vice President of Research and Development. Before joining USANA, Dr. Wood served as Vice President of Research and Development for AgriDyne Technologies, Inc., formerly known as NPI, from 1992 to 1995, where he managed a team of 25 scientists. From 1980 to 1992, Dr. Wood served as Research Manager and Senior Scientist for AgriDyne Technologies. Dr. Wood received a Bachelors Degree in Environmental Biology from the University of California, Santa Barbara. He earned a Masters Degree in Environmental Sciences and a Ph.D. from Yale University. He also earned an M.B.A. from Westminster College in Salt Lake City, Utah.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following Compensation Discussion and Analysis describes the material elements of the compensation and benefit programs for our executive officers who are identified in the Summary Compensation Table ("Executives") of this Proxy Statement. We are required to provide information regarding the compensation programs in place for our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers. We have also voluntarily elected to include information in this Compensation Discussion and Analysis and the compensation tables found in this Proxy Statement concerning additional executive officers.

Role of Compensation Committee

        The Executive compensation philosophy and practice of USANA has been developed through a collaborative effort of the Compensation Committee and the Company's President, Chief Financial Officer, and Vice President of Human Resources. While these officers offer ideas, opinions, and proposals in Compensation Committee meetings, the Compensation Committee functions and votes independently from these officers. The Compensation Committee is responsible for all changes to the Executive compensation philosophy and program. The Compensation Committee consists of three members of USANA's Board of Directors, all of whom are "independent" under the listing standards of the Nasdaq stock market. These members are appointed to the Compensation Committee by the Board of Directors. The Compensation Committee is governed by a written charter, which outlines the committee's authority and responsibilities.

Role of Corporate Leadership in Assisting Compensation Committee

        The Compensation Committee has the primary authority to determine the Company's compensation philosophy and to establish compensation for the Company's Executives. It is responsible for ensuring that Executive compensation decisions are thoroughly researched and implemented. Each of the Company's Executives and employees participate in an annual performance review with their immediate supervisor, during which the Executive or employee receives input about his or her performance and contributions to the Company's results for the period being assessed. The Compensation Committee seeks input from the Company's President, Chief Financial Officer, and Vice President of Human Resources to identify key factors and to obtain information that is related to Executive compensation. These key factors and information generally involve the individual Executive's level of responsibility, his or her years of experience, his or her current overall compensation level, the impact of current compensation practices on the Company's financial statements, and the relationship between Executive compensation and performance of the Company.

        The Company's Vice President of Human Resources takes direction from and makes suggestions to the Chairman of the Compensation Committee in establishing the quarterly Committee agenda and in preparing the materials to be presented to the Compensation Committee. These materials contain minutes from prior meetings, key items to be addressed, and background information to help the Compensation Committee in its decision-making process.

Compensation Consultants

        During 2007, we did not engage or consult with a compensation consultant in connection with rendering decisions on Executive compensation. In the past, however, the Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("FWC"), an independent executive compensation consulting firm, to advise and make recommendations regarding USANA's Executive compensation program. During 2007, the Compensation Committee continued to utilize a survey prepared by FWC

(the "FWC Survey") as one of several tools in making its decisions regarding compensation changes, including compensation components and compensation levels.

Compensation Philosophy and Objectives

        The Company's compensation philosophy, as approved by the Compensation Committee, is to establish and maintain Executive compensation programs that are designed to accomplish the following objectives:

  •
  To attract and retain, through a fair and competitive compensation plan, Executives who have the intelligence, education, and experience that is required to effectively administer the affairs of the Company;

  •
  To motivate our Executives to achieve certain financial and non-financial performance objectives for the benefit of our shareholders by tying components of their total compensation to individual and Company performance; and

  •
  To ensure that compensation practices do not impair USANA's financial strength or future success.

        The Compensation Committee intends to meet these objectives by utilizing and maintaining a balance among three major components of compensation: base salary, cash bonus, and equity compensation. The Committee believes that these three components provide the appropriate framework to (i) attract, retain and motivate our Executives, and (ii) align a significant portion of Executive compensation with short- and long-term performance objectives that drive shareholder value. As shown in the compensation tables following this report, our Executives do not receive retirement benefits, severance arrangements, deferred compensation opportunities, or other perquisites that are commonly provided to executives of similarly sized companies.

Components of Compensation

Base Salary

        Base salary represents the fixed component of Executive compensation. It is designed to compensate our Executives fairly and competitively at levels necessary to attract, retain and motivate qualified executives in our industry. Historically, base salaries paid to our Executives have been significantly below market for comparable positions and responsibilities, based on the findings of the FWC Survey. Rather, the Compensation Committee has utilized equity and has relied on large, intermittent stock option grants, as a key retention and reward tool for Executives for the long-term. Beginning in 2006, in light of the FWC Survey and the adoption of SFAS No. 123(R), this philosophy changed and the Compensation Committee determined that Executive base salaries would be increased and brought more in-line with the median market and the equity component of their compensation would be reduced. In 2007, the Compensation Committee continued this initiative and approved on average a 39% increase to Executive base salaries. The Compensation Committee determined that these increases to our Executives' base salaries were reasonable and necessary to ensure that the compensation we offer to our Executives is fair and competitive. The actual base salaries paid to our Executives during 2007 are reflected in column (c) of the Summary Compensation Table on page 17 of this Proxy Statement.

        Our Founder and Chairman of the Board, Dr. Myron Wentz, has served with the title of Chief Executive Officer of USANA since its inception. Dr. Wentz has historically declined to receive any payments of base salary or bonus, and the Company currently expects this to be the case in the future.

Non-Equity Incentive Plan Compensation

        We offer our Executives non-equity incentive plan compensation in the form of a cash bonus that is based on USANA's achievement of certain financial and non-financial performance objectives during the applicable year. Cash bonuses are based on a percentage of the Executive's base salary. Each year, the Compensation Committee sets the range of the cash bonus for which each Executive is eligible and sets the performance objectives on which cash bonuses for that year will be based.

  2007 Non-Equity Incentive Plan

        In 2007, USANA offered the World-Wide Incentive Plan and the Asia Pacific Incentive Plan to its Executives. All of our Executives, except for our Executive Vice President of Asia Pacific, were eligible to participate in the World-Wide Incentive Plan. Cash bonuses under this plan were based on the achievement of Company financial performance objectives relating to the Company's world-wide net sales growth and operating margin, excluding our Malaysia market.

        Cash bonuses under the Asia Pacific Incentive plan were based upon the achievement of Company financial performance objectives relating to net sales growth and contribution margins for the countries in our Asia Pacific region, excluding Malaysia. Our Executive Vice President of Asia Pacific, along with his senior management team, was eligible to participate in the Asia Pacific Incentive Plan.

        The Company performance objectives under each of the World-Wide Incentive Plan and the Asia Pacific Incentive Plan were set by the Compensation Committee in consultation with our President and are explained in greater detail below. Based on these financial performance objectives, Executives were eligible to receive a cash bonus of between 0% and 100% of their base salaries under the World-Wide Incentive Plan and Asia Pacific Incentive Plan. In addition, both of these incentive plans contained a component to reward performance in our Malaysia market, which we opened in January 2007. Under this component, Executives under the World-Wide Incentive Plan could earn up to 10% of their base salary if a certain net sales threshold was achieved in Malaysia, and Executives under the Asia Pacific Incentive Plan could earn up to 20% of their base salary if these same objectives were achieved. Because the Malaysia component contained independent performance objectives, Executives could earn the bonus under this component regardless of whether USANA achieved the performance objectives under the World-Wide Incentive Plan or Asia Pacific Incentive Plan.

        Set forth below are the financial performance objectives and corresponding bonus payment for each of the World-Wide Incentive Plan and Asia Pacific Incentive Plan. Also included below is the Malaysia component to these incentive plans. The performance objectives outlined below relate to operating results in the countries of the geographic region for which the plan applies and, except for the Malaysia component, do not include results from our Malaysia market.

World-Wide Incentive Plan			Asia Pacific Incentive Plan
Performance Objectives		Bonus Payment	Performance Objectives		Bonus Payment
•	Under 15.5% Sales Growth and/or Under 16% Operating Margin	No Payment	•	Under 14.5% Sales Growth and/or Under 22.5% Contribution Margin	No Payment
•	15.5% to 17% Sales Growth, and 16% Operating Margin	50% of Base Salary	•	14.5% to 16.75% Sales Growth, and 22.5% Contribution Margin	50% of Base Salary
•	17% to 18.5% Sales Growth, and 16% Operating Margin	75% of Base Salary	•	16.75% to 19% Sales Growth, and 22.5% Contribution Margin	75% of Base Salary
•	18.5% or greater Sales Growth; and 16% Operating Margin	100% of Base Salary	•	19% or greater Sales Growth, and 22.5% Contribution Margin	100% of Base Salary

Malaysia Component			Malaysia Component
Performance Objectives		Bonus Payment	Performance Objectives		Bonus Payment
•	Under $12.0 Million in Sales	No Payment	•	Under $12.0 Million in Sales	No Payment
•	$12.0 to $14.0 Million in Sales	5% of Base Salary	•	$12.0 to $14.0 Million in Sales	10% of Base Salary
•	$14.0 Million or greater in Sales	10% of Base Salary	•	$14.0 Million or greater in Sales	20% of Base Salary

  2007 Incentive Plan Awards

        In 2007, USANA did not meet the minimum financial performance level required for payment of a cash bonus under the World-Wide Incentive Plan. Consequently, eligible Executives did not earn a bonus payment under this plan. However, the Compensation Committee, as part of reviewing the Company's actual performance in 2007, reviewed and considered certain extraordinary events that occurred in North America, including false allegations about the Company in the media and the litigation resulting from such false allegations. After considering these extraordinary events, the Compensation Committee determined that the Company's and Executives' performance, in light of these events, warranted a cash bonus. Accordingly, the Compensation Committee approved a cash bonus of 10% of base salary under the World-Wide Incentive Plan, which is reflected in column (d) of the Summary Compensation Table on page 17 of this Proxy Statement.

        Under the Asia Pacific Incentive Plan, USANA achieved the financial performance for a bonus payment of 75% of base salary. Consequently, the Executive Vice President of Asia Pacific received a bonus payment of 75% of his base salary under this plan. Actual cash bonus awards under the Asia Pacific Incentive Plan are reflected in column (g) of the Summary Compensation Table on page 17 of this Proxy Statement.

        Under the Malaysia component to the foregoing bonus plans, USANA achieved the financial performance for a bonus payment of 10% of base salary under the World-Wide Bonus Plan and 20% of base salary under the Asia Pacific Bonus Plan. Actual cash bonus awards to Executives under the Malaysia component to both bonus plans are reflected in column (g) of the Summary Compensation Table on page 17 of this Proxy Statement.

  2007-2008 Bonus Plan

        During the third quarter of 2007, the Compensation Committee approved the 2007-2008 North America Bonus Plan as an incentive for our Executives to increase net sales in North America during the third and fourth quarters of 2007 and the first and second quarters of 2008. The Committee believed that this additional bonus plan was necessary in light of the extraordinary events and challenges that the Company faced during 2007, particularly in North America. The targets for the bonus range between 0% and 50% of each Executive's base salary. No bonus payment will be paid under the bonus plan unless the Company achieves certain financial performance objectives in North America during the bonus period. Under this bonus plan, Executives are eligible to receive:

  •
  no payment of a cash bonus, unless USANA achieves the minimum financial performance level in North America;

  •
  payment of 25% of base salary, if USANA achieves the minimum financial performance level in North America; or

  •
  a payment of 50% of base salary, if USANA achieves a specified financial performance level in North America.

  2008 Bonus Plan

        For 2008, the Compensation Committee approved an Executive bonus plan (the "2008 Bonus Plan") that is based on the achievement of several Company financial and non-financial performance objectives. The performance objectives include financial objectives related to customer counts and operating margins that apply to all Executives universally, and additional financial and non-financial objectives that differ depending on the Executive's functional area. Each objective is assigned a relative weight and contains a minimum, target, and maximum performance level. The extent to which an Executive will receive a bonus under the 2008 Bonus Plan will depend on the product of (i) the weighting of the respective objective, and (ii) the performance level that has been attained for the respective objective. Under the 2008 Bonus Plan, Executives are eligible to receive:

  •
  no payment of a cash bonus, unless USANA achieves the minimum financial and non-financial performance levels;

  •
  payment of 20% of base salary, if USANA achieves the minimum financial and non-financial performance levels;

  •
  a payment of 50% of base salary, if USANA achieves the target financial and non-financial performance levels; or

  •
  a payment of up to 100% of base salary, if USANA achieves the maximum financial and non-financial performance levels.

        The Compensation Committee believes that the performance objectives under the 2008 Bonus Plan are consistent with the Company's long-term strategic plan and the Committee's expectations of the Company's future performance. The Committee also believes that: (i) the minimum performance level for each objective is reasonably attainable, subject to the customary risks attendant to the Company's business operations, and (ii) the target performance level for each objective will require a significant effort by Executives. Future estimated payouts under USANA's 2008 Bonus Plan are reflected in the Grants of Plan-Based Awards table on page 18 of this Proxy Statement.

Equity Compensation

        Equity compensation is an integral part of USANA's compensation philosophy. We believe that equity grants that vest over a period of years tie a portion of our Executives' compensation to the Company's long-term performance and, thereby, align the interests of our Executives with the interests of our shareholders. Our equity compensation program delivers compensation to Executives only when the Company performs and the value of the Company's stock increases. USANA provides equity-based compensation primarily through the issuance of Stock-Settled Stock Appreciation Rights ("SSARs"). The Compensation Committee began issuing SSARs, in lieu of stock options, in 2006 after its review of the FWC Survey and after consulting with and receiving recommendations from the Company's President, Chief Financial Officer, and Vice President of Human Resources. SSARs, in contrast to stock options, minimize the dilutive effect created by the use of equity compensation awards.

        SSARs are approved and granted by the Compensation Committee on an annual basis under the USANA 2006 Equity Incentive Award Plan (the "2006 Plan"). Awards of SSARs vest annually in equal installments over a 5-year period. The Company grants all equity incentive awards based on the fair market value as of the date of grant as determined by the closing price of the Company's common stock on the date of grant. Grants of equity awards under the compensation programs discussed above are made for both Executives and all other eligible employees at regular Compensation Committee meetings and at special meetings, as needed. The effective date for such grants is customarily the date of such meeting or, for new hires, the first day of employment.

Other Compensation

        Other than as described above, USANA does not at this time provide benefits to its Executives that are different from or in addition to those that are provided to its general employees.

        Retirement:    Executives may participate in Company sponsored 401(k) retirement plans on the same terms and conditions, including Company matching provisions, as other employees. For the year ended December 29, 2007, all employees who participated in our 401(k) plan received matching funds equal to $564,402. During 2007, each of our Executives participated in our 401(k) plan and received matching funds totaling $60,790. We provide no other retirement benefits to our Executives.

        Severance:    USANA has no severance agreements or contracts with any of its Executives that contain post-termination or change-in-control payments.

        Perquisites:    It is our general practice not to provide significant perquisites or personal benefits to our Executives. The Compensation Committee, however, retains the discretion to consider and award reasonable perquisites or personal benefits to Executives as necessary to accomplish the objectives under our compensation philosophy. In this regard, it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our Executives or employees. In 2007, we paid health, life, and disability insurance premiums on behalf of our Executives, all on the same terms as those that we provide to all of the Company's employees.

        Insurance Plans and Other Benefits:    We provide insurance plans and other benefits to our Executives that are similar to those plans and benefits that are customarily provided to general employees of the Company.

        Indemnification:    Article VI of our Amended and Restated Articles of Incorporation and Article 5 of our Bylaws provide for indemnification of our directors, officers, employees, and other agents to the extent and under the circumstances permitted by the Utah Business Corporation Act. We have entered into agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us under the foregoing provisions, the SEC has stated that such indemnification is against public policy, as expressed in the Securities Act of 1933, as amended, and, therefore, such indemnification provisions may be unenforceable.

SUMMARY COMPENSATION TABLE

        The following table summarizes all compensation paid to our named executive officers in each of the two most recently completed fiscal years.

(a)	(b)	(c)		(d)	(e)	(f)		(g)		(h)	(i)		(j)
Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock awards ($)	Option awards ($)(2)		Non-equity incentive plan compensation ($)(1)		Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)(3)		Total ($)

Myron W. Wentz Chairman & CEO	2007 2006		— —	— —	— —		— —		— —	— —		— —		— —
David A. Wentz President	2007 2006	$ $	292,308 173,158	$29,234 —	— —	$ $	558,324 455,010	$ $	29,235 22,507	— —	$ $	9,571 5,862	$ $	918,672 656,537
Gilbert A. Fuller Executive Vice President & Chief Financial Officer	2007 2006	$ $	270,000 198,962	$27,032 —	— —	$ $	157,223 94,317	$ $	27,033 25,995	— —	$ $	9,037 6,789	$ $	490,325 326,063
Fred W. Cooper Executive Vice President, Operations	2007 2006	$ $	259,231 168,599	$25,928 —	— —	$ $	179,291 102,443	$ $	25,928 21,921	— —	$ $	8,563 5,684	$ $	498,941 298,647
Kevin Guest(4) Executive Vice President, Marketing	2007 2006	$ $	228,077 161,446	$22,810 —	— —	$ $	708,676 623,103	$ $	22,810 20,992	— —	$ $	9,669 —	$ $	992,042 805,541
Bradford Richardson Executive Vice President, Asia Pacific	2007 2006	$ $	241,587 166,975	— —	— —	$ $	179,291 102,443	$ $	225,454 10,855	— —	$ $	7,715 6,466	$ $	654,047 286,739
Mark H. Wilson Executive Vice President, Customer Relations	2007 2006	$ $	251,539 168,599	$21,500 —	— —	$ $	179,291 102,443	$ $	21,500 21,917	— —	$ $	8,331 5,682	$ $	482,161 298,641
Timothy E. Wood Executive Vice President, Research & Development	2007 2006	$ $	228,077 161,926	$22,828 —	— —	$ $	179,291 102,443	$ $	22,829 21,130	— —	$ $	7,171 5,506	$ $	460,196 291,005
(1)
Amounts paid in fiscal 2008 for performance realized in fiscal year 2007, under incentive plans discussed in the Compensation Discussion and Analysis section of this Proxy Statement.

(2)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended December 29, 2007, and December 30, 2006, in accordance with SFAS No. 123(R), of awards pursuant to the Company's equity-based compensation plans and, thus, includes amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in Notes L, K, and J to the Company's consolidated financial statements that are included in the Company's Annual Reports on Form 10-K for the years ended December 29, 2007, December 30, 2006, and January 3, 2004, respectively.

(3)
Includes employer's matching contribution to the executive's 401(k) plan.

(4)
A significant portion of Mr. Guest's equity awards were granted in 2003 and 2004 in connection with him joining the Company, and carry higher grant prices and SFAS No. 123(R) values compared with our other Executive Vice Presidents.

GRANTS OF PLAN-BASED AWARDS

		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)(2)	Exercise or base price of option awards ($/Sh)(3)	Grant date fair value of stock and option awards ($)

Myron W. Wentz		—	—	—	—	—	—	—	—	—	—
David A. Wentz	19-Apr-07 N/A	$58,462	$146,154	$292,308	—	—	—	—	35,000	$40.59	$569,625
Gilbert A. Fuller	19-Apr-07 N/A	$54,000	$135,000	$270,000	—	—	—	—	8,800	$40.59	$114,154
Fred W. Cooper	19-Apr-07 N/A	$51,846	$129,615	$259,231	—	—	—	—	22,000	$40.59	$358,050
Kevin Guest	19-Apr-07 N/A	$45,615	$114,038	$228,077	—	—	—	—	22,000	$40.59	$358,050
Bradford Richardson	19-Apr-07 N/A	$48,317	$120,793	$241,587	—	—	—	—	22,000	$40.59	$358,050
Mark H. Wilson	19-Apr-07 N/A	$50,308	$125,769	$251,539	—	—	—	—	22,000	$40.59	$358,050
Timothy E. Wood	19-Apr-07 N/A	$45,615	$114,038	$228,077	—	—	—		22,000	$40.59	$358,050
(1)
The amounts shown in column (c) reflect the minimum payout level under the 2008 Executive Bonus Plan, which is 20% of that executive's base salary. The amounts shown in column (d) reflect the target payout, which is 50% of that executive's base salary. The amounts shown in column (e) are 100% of that executive's base salary, which is the maximum payout that can be obtained under the 2008 Executive Bonus Plan.

(2)
All equity awards granted in 2007 were granted under the 2006 Equity Incentive Award Plan.

(3)
All equity awards were granted at the closing stock price on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option awards						Stock Awards
(a)	(b)	(c)	(d)	(e)		(f)	(g)	(h)	(i)	(j)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(1)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)

Myron W. Wentz	280,000	—	—		$39.18	5-Dec-15	—	—	—	—
David A. Wentz	50,000 25,000 —	— 100,000 35,000	— — —	$ $ $	0.74 39.14 40.59	30-Jan-12 30-Apr-11 19-Oct-12	— —	— —	— —	— —
Gilbert A. Fuller	40,000 6,000 —	— 6,000 8,800	— — —	$ $ $	0.83 37.60 40.59	1-Mar-12 25-Jul-11 19-Apr-12	—	—	—	—
Fred W. Cooper	40,000 6,000 —	— 24,000 22,000	— — —	$ $ $	0.83 37.60 40.59	1-Mar-12 25-Jul-11 19-Oct-12	—	—	—	—
Kevin Guest	— 8,745 6,000 —	36,000 16,000 24,000 22,000	— — — —	$ $ $ $	30.36 7.90 37.60 40.59	18-Feb-14 24-Feb-13 25-Jul-11 19-Oct-12	—	—	—	—
Bradford Richardson	20,000 6,000 —	— 24,000 22,000	— — —	$ $ $	0.83 37.60 40.59	1-Mar-12 25-Jul-11 19-Oct-12	—	—	—	—
Mark H. Wilson	— —	30,000 22,000	— —	$ $	37.60 40.59	25-Jul-11 19-Oct-12	—	—	—	—
Timothy E. Wood	40,000 6,000 —	— 24,000 22,000	— — —	$ $ $	0.83 37.60 40.59	1-Mar-12 25-Jul-11 19-Oct-12	—	—	—	—
(1)
All awards vest 20% annually beginning on the first anniversary of the date of grant, with the exception of those held by Gilbert A. Fuller, which vest 50% annually.

OPTION EXERCISES AND STOCK VESTED

	Option awards		Stock awards
(a)	(b)	(c)	(d)	(e)
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)

Myron W. Wentz	—	$—	—	—
David A. Wentz	—	$—	—	—
Gilbert A. Fuller	—	$—	—	—
Fred W. Cooper	—	$—	—	—
Kevin Guest	25,255	$931,755	—	—
Bradford Richardson	40,000	$1,838,619	—	—
Mark H. Wilson	50,000	$2,210,689	—	—
Timothy E. Wood	—	$—	—	—

COMPENSATION OF DIRECTORS

        The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 29, 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name(1)	Fees earned or paid in cash ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified compensation earnings ($)	All other compensation ($)(5)	Total ($)

Robert Anciaux(5)	$58,750	$—	$55,015	—	—	$—	$113,765
Jerry G. McClain(5)	$53,750	$54,999	$—	—	—	$—	$108,749
Ronald S. Poelman(5)	$66,250	$27,500	$27,499	—	—	$—	$121,249
(1)
Myron W. Wentz, the Company's Chairman of the Board and Chief Executive Officer, is not included in this table because he is an employee of the Company and receives no compensation for his services as a director.

(2)
Each director receives an annual cash retainer of $36,000. The chair of the Company's Audit Committee also receives an additional annual cash retainer of $20,000. The chair of the Compensation Committee receives an annual cash retainer of $11,500 and the chair of the Governance and Nominating Committee receives an annual cash retainer of $5,000. Each committee member, other than the chair, receives an annual cash retainer of: $10,000 for the Audit Committee, $5,000 for the Compensation Committee, and $2,500 for the Governance and Nominating Committee. The Company also reimburses all directors for the out-of-pocket expenses that they incur in connection with their services as directors, which include travel, lodging, and related expenses from attending or participating in meetings of the shareholders, Board of Directors, and committees of the Board.

(3)
Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 29, 2007, in accordance with SFAS No. 123(R). Assumptions used in the calculation of this amount are included in Note L to the Company's consolidated financial statements that are included in the Company's Annual Report on Form 10-K for the year ended December 29, 2007. At December 29, 2007, Jerry G. McClain had 2,819 Deferred Stock Units ("DSUs") outstanding, and Ronald S. Poelman had 1,355 DSUs outstanding. The grant date fair value of awards granted to Jerry G. McClain and Ronald S. Poelman during fiscal 2007 was $54,999 each.

(4)
Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 29, 2007, in accordance with SFAS No. 123(R). Assumptions used in the calculation of this amount are included in Note L to the Company's consolidated financial statements that are included in the Company's Annual Report on Form 10-K for the year ended December 29, 2007. At December 29, 2007, each director had the following number of option awards or stock-settled stock appreciation rights ("SSARs") outstanding: Robert Anciaux, 14,544 stock options; Jerry G. McClain, 5,000 stock options; and Ronald S. Poelman, 20,000 stock options and 2,956 SSARs. The grant date fair value of awards granted to Robert Anciaux during fiscal 2007 was $55,015.

(5)
Equity awards are granted to each director annually at a Black-Scholes value of approximately $55,000. Each director may elect to receive DSUs, SSARs, or stock options, which vest quarterly over a one-year period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In the ordinary course of business, USANA may engage in transactions which have the potential to create actual or perceived conflicts of interest between USANA and its directors and officers or their immediate family members. The Audit Committee charter requires that the Audit Committee review and approve any related party transaction or, in the alternative, that it notify and request action on the related party transaction by the full board of directors. Indeed, this is a requirement of the Nasdaq stock market. While USANA has not adopted formal written procedures for reviewing such transactions, in deciding whether to approve a related party transaction, the Audit Committee may consider, among other things, the following factors:

  •
  information regarding the goods or services that are proposed to be provided, or that are being provided, by or to the related party;

  •
  the nature of the transaction and the costs to be incurred by USANA;

  •
  an analysis of the costs and benefits that are associated with the transaction and a comparison of alternative goods or services that are available to USANA from unrelated parties;

  •
  an analysis of the significance of the transaction to USANA;

  •
  whether the transaction would be in the ordinary course of USANA's business;

  •
  whether the transaction is on terms that are comparable to those that could be obtained in an arm's-length dealing with an unrelated third party; and

  •
  whether the transaction could result in an independent director no longer being considered to be independent under the Nasdaq rules.

        After considering these and other relevant factors, the Audit Committee either (1) approves or disapproves the related party transaction, or (2) requests that full Board of Directors consider the matter. The Audit Committee will not approve any related party transaction which is not on terms that it believes are both fair and reasonable to USANA. There are no related party transactions that are required to be disclosed in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name and Address	Number of Shares(2)	Percent of Class(3)
Beneficial Owners of More Than 5%
Gull Holdings, Ltd.(1) 4 Finch Road Douglas, Isle of Man	8,302,452	50.8%
FMR LLC(4) 82 Devonshire Street Boston, MA 02109	1,248,498	7.6%
Lord Abbett & Co., LLC(4) 90 Hudson Street Jersey City, NJ 07302	1,015,376	6.2%
Directors and Executive Officers
Myron W. Wentz, Ph.D.(1) Chairman of the Board and CEO	8,582,452	52.4%
David A. Wentz, President(5)	486,078	2.7%
Fred W. Cooper, Ph.D.(6) Executive Vice President of Operations	56,167	*
Gilbert A. Fuller(7) Executive Vice President and CFO	62,521	*
Kevin Guest(8) Executive Vice President of Marketing	49,469	*
Bradford Richardson(9) Executive Vice President of Asia Pacific	34,629	*
Mark H. Wilson(10) Executive Vice President of Customer Relations	11,371	*
Timothy E. Wood, Ph.D.(11) Executive Vice President of Research and Development	64,150	*
Robert Anciaux, Director(12)	14,544	*
Jerry G. McClain, Director(13)	8,019	*
Ronald S. Poelman, Director(14)	24,311	*
Directors and Officers as a group (11 persons)	9,393,711	57.4%

*
Less than one percent.

(1)
Includes 8,302,452 shares held of record by Gull Holdings, Ltd., an Isle of Man company, which is 100% owned by Dr. Wentz and 280,000 shares that are issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement. Because of his control of Gull Holdings, Ltd, Dr. Wentz is deemed to be the beneficial owner of the shares that are owned of record by Gull Holdings, Ltd.

(2)
All entries exclude beneficial ownership of shares that are issuable pursuant to options that have not vested or that are not otherwise exercisable as of the date hereof and which will not become vested or exercisable within 60 days of the date of this Proxy Statement.

(3)
Percentages are rounded to nearest one—tenth of one percent. Percentages are based on 16,363,884 shares outstanding on February 22, 2008. Shares of common stock subjected to options that are presently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4)
Reflects the number of shares held at year-end, as filed pursuant to Form SC 13G.

(5)
Includes 57,000 shares that are issuable pursuant to options, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, and 9,178 shares that are held in the executive's 401(k) account. Also includes 419,900 shares that are held of record, of which 50,000 shares have been pledged to support obligations incurred in connection with a prepaid variable forward contract that was entered into by Mr. Wentz with an unaffiliated third-party. The number of shares to be delivered by Mr. Wentz on March 31, 2009 (the maturity date of the contract) will be based on the market price of the Company's common stock and will not exceed 50,000 shares. Under this arrangement, Mr. Wentz has the right to deliver cash instead of shares.

(6)
Includes 40,000 shares that are held of record, 10,400 shares that are issuable pursuant to SSARs, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, and 5,767 shares that are held in the executive's 401(k) account.

(7)
Includes 51,400 shares that are held of record, 10,400 shares that are issuable pursuant to SSARs, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, and 721 shares that are held in the executive's 401(k) account.

(8)
Includes 5,000 shares that are held of record, 44,400 shares that are issuable pursuant to options and SSARs, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, and 69 shares that are held in the executive's 401(k) account.

(9)
Includes 20,400 shares that are held of record, 10,400 shares that are issuable pursuant to SSARs, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, and 3,829 shares that are held in the executive's 401(k) account.

(10)
Includes 10,400 shares issuable pursuant to SSARs which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, and 971 shares held in the executive's 401(k) account.

(11)
Includes 20,000 shares that are held of record and 44,150 shares that are issuable pursuant to options and SSARs, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement.

(12)
Includes 14,544 shares that are issuable pursuant to options, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement.

(13)
Includes 5,000 shares that are issuable pursuant to options, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement, 2,819 shares that are issuable pursuant to DSUs, which are presently vested or which become vested within 60 days of the date of this Proxy Statement, and 200 shares held of record.

(14)
Includes 22,956 shares that are issuable pursuant to options and SSARs, which are presently exercisable or which become exercisable within 60 days of the date of this Proxy Statement and 1,355 shares that are issuable pursuant to DSUs, which are presently vested or which become vested within 60 days of the date of this Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

        The following table sets forth information regarding outstanding awards and shares reserved for future issuance under our equity compensation plans as of December 29, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding awards (1)	Weighted-average exercise price of outstanding awards	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,863,945	$32.18	4,187,000
Equity compensation plans not approved by security holders	None	N/A	None

Total	1,863,945	$32.18	4,187,000

(1)
Consists of shares of common stock issuable under the USANA 2006 Equity Incentive Award Plan and the 2002 USANA Health Sciences, Inc. Stock Plan.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(4)	Letter to Shareholders from the Company, dated June 13, 2008.
(a)(5)	Press release issued by the Company on June 13, 2008.
(a)(6)	Selected sections of the Utah Revised Business Corporation Act relating to dissenters' rights.
(a)(7)
Complaint entitled Richard Earp and Chris Riccardi vs. Myron Wentz, Ronald Poelman, Robert Anciaux, Jerry McClain and USANA Health Sciences, Inc. filed on June 8, 2008 in the Third Judicial District Court for Salt Lake County, Utah.
(e)(1)	Excerpts from Proxy Statement on Schedule 14A for the fiscal year ended December 29, 2007 filed with the SEC on March 14, 2008 (incorporated herein by reference to Annex A of the Statement).

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INTRODUCTION
  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX A
PROPOSAL 1 ELECTION OF DIRECTORS
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
  Director Independence
  Shareholder Communications with Directors
  Committees of the Board of Directors
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
  Role of Compensation Committee
  Role of Corporate Leadership in Assisting Compensation Committee
  Compensation Consultants
  Compensation Philosophy and Objectives
  Components of Compensation
  Other Compensation
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION EXERCISES AND STOCK VESTED
COMPENSATION OF DIRECTORS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EQUITY COMPENSATION PLAN INFORMATION
EXHIBIT INDEX